

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSI(
WASHINGTON, D.C. 20549-0402



03019688

NO ACT
P.E 1-27-03
1-143

March 31, 2003

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
Legal Staff
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act 1934
Section 14A-8
Rule
Public Availability 3/31/2003

Re: General Motors Corporation.
Incoming letter dated January 27, 2003

Dear Ms. Larin:

This is in response to your letter dated January 27, 2003 concerning the shareholder proposal submitted to General Motors by Mark G. Channing. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Mark G. Channing
6138 Raintree Drive
Orlando, FL 32822



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4978

Telephone
(313) 665-4927

January 27, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposals received from Mark G. Channing on May 11, 2002 (Exhibit A) from the General Motors Corporation proxy materials for the 2003 Annual Meeting of Stockholders.

General Motors intends to omit the proposals under Rule 14a-8(j) on the grounds that the proponent has submitted two proposals in violation of section (c) (Question 3) of that Rule. Mr. Channing's letter begins, "I am, herewith, submitting two proposals for inclusion in the Corporation's Proxy Statement for the 2003 annual meeting." The proponent then sets forth two proposals, called Proposal No. 1 (referring to employee directors) and Proposal No. 2 (referring to independent directors). While the proposals are similar, Mr. Channing clearly regards them as distinct, providing a different supporting statement for each proposal.

On May 20, GM wrote the proponent explaining that he could not submit more than one proposal for the 2003 Annual Meeting and requesting him to send within 14 days a revised submission that included only one proposal (Exhibit B). The letter, which was addressed to Mr. Channing at his summer address as requested in his letter, included a copy of Rule 14a-8 for his information. Mr. Channing has not responded to this letter or otherwise revised his submission.

MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000

GM currently plans to print its proxy materials at the beginning of April. Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2003 Annual Meeting of Stockholders.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: Mark G. Channing

RECEIVED
MAY 10 2002
OFFICE OF SECRETARY
DETROIT

(A)

May 5, 2002

The Secretary
General Motors Corporation

Gentlemen:

I am, herewith, submitting two proposals for inclusion in the Corporation's Proxy Statement for the 2003 annual meeting.

Should you wish to discuss these proposals with me, please note that, between May 20th and Sept. 20th of this year, I can be reached at my second home as follows:

108 Elm Street
Marblehead, MA 01945
Ph. (781) 6390523

Proposal No. 1:

Mark G. Channing, 6138 Raintree Drive, Orlando, FL 32822, owner of 2300 shares of common stock and 90 shares of Class H common stock, has given notice that he intends to present for action at the annual meeting the following resolution.

RESOLVED:
DIRECTORS WHO ARE COMPANY EMPLOYEES

General Motors Corporation shareholders recommend a bylaw be adopted that any director who is a company employee be limited to serving as a director of only ONE other corporation or institution, except for charitable or religious institutions where no emolument is received.

The reason for this proposal is self-evident. The employee-director is expected, first and foremost, to serve his corporation to the best and fullest of his abilities. The compensation and other emoluments paid to him is reflective of that expectation.

Serving on multiple other boards, unless done solely to reap further pecuniary gains, requires the devotion of considerable time and effort, all of which detract from the employee's primary obligation to his company.

Shareholders consider one outside directorship as reasonable and not in conflict with his primary obligation.

Proposal No. 2:

Mark G. Channing, 6138 Raintree Drive, Orlando, FL 32822, owner of 2300 shares of common stock and 90 shares of Class H common stock, has given notice that he intends to present for action at the annual meeting the following resolution.

RESOLVED:
INDEPENDENT DIRECTORS:

General Motors Corporation shareholders recommend a bylaw be adopted that no person shall be submitted by the Board for election as an Independent Director Nominee who, with the exception of charitable or religious institutions where no emolument is received, serves as a director of more than one other corporation or institution.

The reason for this proposal is self-evident. The emolument paid to General Motors Corporation's independent directors is very substantial and is, of course, in expectation of valuable services to be rendered to our company.

Outside directors break into two groups:

1) those who serve as employee-directors of other corporation

2) those who solely serve as directors of one or more corporations or institutions

With respect to Group (1) persons, their primary obligation is to the company which they serve as an employee. Multiple additional directorships can only impair the services to General Motors Corporation, which is entitled to receive significant effort from such persons.

With respect to Group (2) persons, serving as independent directors on more than two Boards would appear to be done primarily, if not solely, for pecuniary gain rather than honest and valuable service.

I repeat. I am most certainly available for discussion if you so desire.

Sincerely,



PH. (407) 282 0733



General Motors Corporation
Legal Staff

Facsimile (313) 665-4978

Telephone (313) 665-4927

B

May 20, 2002

Mark G. Channing
108 Elm Street
Marblehead, MA 01945

Dear Mr. Channing:

On May 20, General Motors received your letter dated May 5 transmitting two shareholder proposals for inclusion in its proxy materials for the 2003 Annual Meeting of Stockholders.

According to the Securities and Exchange Commission's Rule 14a-8(c), a stockholder may not submit more than one proposal per annual meeting. Accordingly, GM is giving you notice that you must revise your submission to submit only one proposal. Your response to General Motors should be postmarked no later than 14 days after the date you receive this letter.

I am enclosing a copy of Rule 14a-8 for your information. You may wish to take note of the eligibility and procedural requirements set forth in Questions 1 through 5 of the rule.

Please direct your response to my attention and use the complete address set forth below, including the mail code (the number beginning MC). If you have any questions or comments, please feel free to call me at 313/665-4927.

Sincerely,

Anne T. Larin

Anne T. Larin
Attorney and Assistant Secretary

Enclosure

MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 31, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated January 27, 2003

The proposals relate to limiting the number of corporations or institutions on which directors serve.

There appears to be some basis for your view that General Motors may exclude the proposals under rule 14a-8(f) because the proponent exceeded the one-proposal limitation in rule 14a-8(c). Accordingly, we will not recommend enforcement action to the Commission if General Motors omits the proposals from its proxy materials in reliance on rules 14a-8(c) and 14a-8(f).

Sincerely,



Alex Shukhman
Attorney-Advisor